UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE 14F-1
_______________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

8888 ACQUISITION CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-52251
(Commission File No.)

Nevada	59-2340247
(State of Incorporation)	(IRS Employer Identification No.)

Qingyanglianyu Industrial Area
Jinjiang City, Fujian Province 362200
People’s Republic of China
(Address of principal executive offices)

(86) 0595-82889862
(Registrant's telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

____________________________________________________________________________

8888 ACQUISITION CORPORATION
Qingyanglianyu Industrial Area
Jinjiang City, Fujian Province 362200
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about October 27, 2010 to the holders of record at the close of business on October 18, 2010 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of 8888 Acquisition Corporation, a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated October 19, 2010, among the Company, Cheng Chang Shoes Industry Company Limited, a Hong Kong limited company (“Cheng Chang”), and its shareholders (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on October 19, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to 8888 Acquisition Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on October 25, 2010.

On the Record Date, 459,900 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On October 19, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired 100% of the issued and outstanding shares of the capital stock of Cheng Chang from its shareholders in exchange for 31,059,267 shares of Common Stock, which constituted 98.85% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement. Under the Share Exchange Agreement, our former CEO and sole director Glenn A. Little also agreed to sell 100,000 shares of Common Stock to the Company for $4,000.

On the Closing Date, Mr. Glenn A. Little submitted his resignation from our Board of Directors and appointed Mr. Guoqing Zhuang to our Board of Directors. Mr. Zhuang’s appointment became effective on the Closing Date, while Mr. Little’s resignation will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Qingyanglianyu Industrial Area, Jinjiang City, Fujian Province 362200, People’s Republic of China.

	Before Closing of the Share		After Closing of the Share
	Exchange Agreement		Exchange Agreement
	Amount and		Amount and
	Nature of		Nature of
	Beneficial	Percent of	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership(1)	Class(2)	Ownership(1)	Class(2)
Officers and Directors
Glenn A. Little	405,700	88.21%	305,700	*
211 West Wall Street
Midland, TX 79701
Guoqing Zhuang	0	*	24,707,353	72.74%
Xuanzhi Luo	0	*	0	*
Huihuang Zhuang	0	*	1,476,701(3)	4.35%
Cansheng Li	0	*	0	*
All officers and directors as a group	405,700	88.21%	26,489,754	77.99%
(5 persons named above)
5% Security Holders
Glenn A. Little	405,700	88.21%	305,700	*
211 West Wall Street
Midland, TX 79701
Guoqing Zhuang	0	*	24,707,353	72.74%
Wenling Wang	0	*	3,226,833	9.50%

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 459,900 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 33,966,667 shares of Common Stock issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of the Closing Date).

(3)

Includes 1,476,701 shares of our common stock held by Bai Cheng Investment Limited. Mr. Zhuang is the sole director and shareholder of Bai Cheng Investment Limited and has voting and investment control over securities held by it.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one member, Mr. Glenn A. Little, who was elected to serve until his successor is duly elected and qualified. Mr. Little has submitted a letter of resignation and Mr. Guoqing Zhuang has been appointed to our Board of Directors. Mr. Zhuang’s appointment became effective on the Closing Date, while Mr. Little’s resignation will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Guoqing Zhuang	40	Chairman, Chief Executive Officer and President
Xuanzhi Luo	48	Chief Financial Officer, Treasurer and Secretary
Huihuang Zhuang	41	Chief Operating Officer
Cansheng Li	35	Chief Technology Officer
Glenn A. Little	56	Director (1)

(1)	Former President, Chief Executive Officer and Chief Financial Officer prior to October 19, 2010 and current director until the Effective Date.

Mr. Guoqing Zhuang. Mr. Zhuang became our Chairman, Chief Executive Officer and President on the Closing Date. He is the founder of our Chinese operating subsidiary, Jinjiang Chengchang Shoes Co., Ltd., a PRC limited company (“Jinjiang Chengchang”), and has served as the Executive Director and General Manager of Jinjiang Chengchang since its incorporation in 1996. During 2008 and 2009, Mr. Zhuang attended Executive Development Programs offered by the Xiamen University School of Management and has served as the Vice Chairman of the Jinjiang Qingyang Chamber of Commerce since 2004. Mr. Zhuang’s foregoing experience, qualifications, attributes and skills led us to the conclusion that he should serve as a director of our company, in light of our business and structure.

Mr. Xuanzhi Luo. Mr. Luo became our Chief Financial Officer on the Closing Date. He has been the Chief Financial Officer of Jinjiang Chengchang since July, 2010. Prior to joining us, Mr. Luo worked for over 20 years in accounting and finance departments of several companies. From 2007 to 2010, he worked as the finance manager of Fujian Co-Prosperity Holdings Limited, a Hong Kong listed company (0707.HK). From 2005 to 2007, Mr. Luo worked as the manager of QMX Financial Advisory, a local accounting firm where he was responsible for providing accounting support to clients. Mr. Luo has held a PRC Accountant license since 1993. Mr. Luo received his college degree from the Open University of Fujian in 1986.

Mr. Huihuang Zhuang. Mr. Zhuang became our Chief Operating Officer on the Closing Date. Since 1997, Mr. Zhuang has served as the Vice President and Chief Operating Officer of Jinjiang Chengchang. Under his leadership, Jinjiang Chengchang implemented its quality assurance management system and received its ISO9001:2000 qualification and ANST certificate. Mr. Zhuang attended Executive Development Programs held by School of Management of Xiamen University in 2009. Mr. Zhuang has served as the Vice Chairman of the First Council of the China Ninnan Chamber of Commerce in Russia since 2004.

Mr. Cansheng Li. Mr. Li became our Chief Technology Officer on the Closing Date. Since 2009, Mr. Li has been the Director of Research and Development for Jinjiang Chengchang. From 1998 until joining our company in 2009, Mr. Li was employed in the research and development division of Fujian Ching Lu Footwear, a subsidiary of Adidas’s key OEM footwear supplier Taiwan Qinglu Shoes. Mr. Li has over ten years of research experience focusing on the development of functional polymer. Mr. Li graduated from Fuzhou University.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

Except for Mr. Guoqing Zhuang and Mr. Huihuang Zhuang, who are cousins, there are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our fiscal year ended June 30, 2008, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  We lease 4,040.3 m2 from our Chairman and Chief Executive Officer, Mr. Guoqing Zhuang, and Shuiyuan Zhuang, Guocan Zhuang and Guojian Zhuang for employee dormitory use. The lease has a 20-year term and expires on January 30, 2019. The monthly rent is RMB 12,000 (approximately $1,765). We believe that this lease arrangement is below market rental rate.

  Mr. Guoqing Zhuang, our Chairman and Chief Executive Officer and the founder of Jinjiang Chengchang, has made loans to Cheng Chang and Jinjiang Chengchang for their use of working capital from time to time. The total outstanding balance as of June 30, 2009 was RMB 20.5 million (approximately $2,998,303). The loans were non- interest bearing and payable on demand. We repaid the loans in full during fiscal year 2010.

  On October 19, 2010, we entered into the Share Exchange Agreement with Cheng Chang and its shareholders, including Mr. Zhuang and a company owned and controlled by our Chief Operating Officer, Mr. Huihuang Zhuang, pursuant to which we acquired 100% of the issued and outstanding capital stock of Cheng Chang in exchange for 31,059,267 shares of our Common Stock, which constituted 98.85% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement. Under the Share Exchange Agreement, our former CEO and sole director Glenn A. Little also agreed to sell 100,000 shares of our Common Stock to the Company for $4,000.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended June 30, 2010, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended June 30, 2010, because we had only one director, all actions were taken by written consent. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stage of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Zhuang’s experience and tenure, having founded Jinjiang Chengchang and served as its Executive Director and General Manager since its incorporation in 1996, and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended June 30, 2010 and 2009

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

				Stock	Option	All Other
	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)
Guoqing Zhuang,	2010	35,105	-	-	-	-	35,105
Chairman, CEO and President (1)	2009	35,046	-	-	-	-	35,046
Glenn A. Little,	2010	-	-	-	-	-	-
former CEO (2)	2009	-	-	-	-	-	-

(1)

On October 19, 2010, we acquired Cheng Chang in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Zhuang became our Chairman and Chief Executive Officer, effective immediately. Prior to the effective date of the reverse acquisition, Mr. Zhuang served as executive director and general manager of Jinjiang Chengchang. The annual, long term and other compensation shown in this table include the amount Mr. Zhuang received from such subsidiary prior to the consummation of the reverse acquisition.

(2)

Upon closing of the reverse acquisition of Cheng Chang on October 19, 2010, Mr. Glenn A. Little resigned from all offices he held with us, effective immediately, and from his position as our director effective as of the Effective Date.

Summary of Employment Agreements and Material Terms

All of our employees, including Mr. Guoqing Zhuang, our Chairman, Chief Executive Officer and President, Mr. Xuanzhi Luo, our Chief Financial Officer, treasurer and Secretary, Mr. Huihuang Zhuang, our Chief Operating Officer and Mr. Cansheng Li, our Chief Technology Officer, have executed our standard employment agreement. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Mr. Guoqing Zhuang’s employment agreement provides for an annual salary of RMB 240,000 (approximately $35,105) with one year term, Mr. Xuanzhi Luo’s employment agreement provides for an annual salary of RMB 96,000 (approximately $14,118) with one year term, Mr. Cansheng Li’s employment agreement provides for an annual salary of RMB 120,000 (approximately $17,647) with one year term and Mr. Huihuang Zhuang’s employment agreement provides for an annual salary of RMB 144,000 (approximately $21,176) with one year term.

Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to our officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Outstanding Equity Awards at Fiscal Year End

For the year ended June 30, 2010, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we will compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended June 30, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, 8888 Acquisition Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 25, 2010

8888 ACQUISITION CORPORATION

By: /s/ Guoqing Zhuang
            Guoqing Zhuang
            Chief Executive Officer